TSX-V:GNG
www.goldengoliath.com

Golden Goliath Resources Ltd.: Financing Amended

Press Release

Source: Golden Goliath Resources Ltd.

On Monday December 14, 2009, 4:42 pm EST

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Dec. 14, 2009)

Golden Goliath Resources Ltd. (TSX VENTURE: GNG; PINK SHEETS: GGTH-F)

The Company announces an amendment to a private placement previously announced October 5, 2009. The total number of units is increased from 20,000,000 to 25,000,000 units at a price of $0.15 per unit. Each unit will consist of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25. Once resale restrictions on the Shares having expired and upon Golden Goliath's shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, Golden Goliath may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release). The proceeds will be primarily used to expand the mineral resource at the Company's Las Bolas property and to work on the new Filo do Oro zone on the east side of the Las Bolas property. The exploration program is being designed to expand the existing inferred resource and test the potential target. The program will include underground development, surface and underground drilling and continued rehabilitation of old underground workings.

In addition, a portion of the proceeds of the financing will be earmarked for working capital and to continue advancing the mineral potential of various other targets within the Company's extensive claim holdings covering the historic Uruachic mining camp in the Sierra Madre mountain range of northwestern Mexico.

The financing is subject to regulatory approval. Finders' fees of 8% cash and 8% warrants having the same terms as the warrants under the Units may be paid.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

J. Paul Sorbara, M.Sc., P.Geo

Golden Goliath Resources Ltd.

President & CEO

+1 (604)-682-2950

jps@goldengoliath.com

www.goldengoliath.com